Exhibit 3.1

FOURTH AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GLOBALINK INVESTMENT INC.

Globalink Investment Inc., a corporation formed under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “Globalink Investment Inc.” The original certificate of incorporation (the “Original Certificate”) was filed with the Secretary of State of the State of Delaware on March 24, 2021.

2. On December 3, 2021, in connection with the IPO, the Corporation adopted its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”).

3. On April 18, 2023, in connection with its plan to extend the deadline to complete the Business Combination (as such term is defined in the Amended and Restated Certificate), the Company adopted its First Amendment to the Amended and Restated Certificate of Incorporation (the “First Amendment to Amended and Restated Certificate”).

4. On November 29, 2023, in connection with its plan to extend the deadline to complete the Business Combination (as such term is defined in the Amended and Restated Certificate), the Company adopted its Second Amendment to the Amended and Restated Certificate of Incorporation (the “Second Amendment to Amended and Restated Certificate”).

5. On December 3, 2024, in connection with its plan to extend the deadline to complete the Business Combination (as such term is defined in the Amended and Restated Certificate), the Company adopted its Third Amendment to the Amended and Restated Certificate of Incorporation (the “Third Amendment to Amended and Restated Certificate”).

6. This Fourth Amendment to the Amended and Restated Certificate was duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

7. The text of Section E of Article VI is hereby amended and restated to read in full as follows:

“In the event that the Corporation does not consummate a Business Combination by June 9, 2025, or up to December 9, 2025, if the Corporation elects to extend the amount of time to complete a Business Combination for up to six one-month extensions, from June 9, 2025 to December 9, 2025, unless the closing of the Corporation’s initial business combination shall have occurred (in any case, such date being referred to as the “Termination Date”), the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter redeem 100% of the IPO Shares for cash for a redemption price per share as described below (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the DGCL, including the adoption of a resolution by the Board of Directors pursuant to Section 275(a) of the DGCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the DGCL, dissolve and liquidate the balance of the Corporation’s net assets to its remaining stockholders, as part of the Corporation’s plan of dissolution and liquidation, subject (in the case of (ii) and (iii) above) to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. In such event, the per share redemption price shall be equal to a pro rata share of the Trust Fund plus any pro rata interest earned on the funds held in the Trust Fund and not previously released to the Corporation or necessary to pay its taxes divided by the total number of IPO Shares then outstanding.”

8. The text of Section I of Article VI is hereby amended and restated to read in full as follows:

“If any amendment is made to this Article Sixth that would modify the substance or timing of the Corporation’s obligation to provide for the conversion of the IPO Shares in connection with an initial Business Combination or to redeem 100% of the IPO Shares if the Corporation has not consummated an initial Business Combination by June 9, 2025, or up to December 9, 2025 if the time to complete a Business Combination is extended as described in paragraph E, or with respect to any other provision in this Article Sixth, the holders of IPO Shares shall be provided with the opportunity to redeem their IPO Shares upon the approval of any such amendment, at the per-share price specified in paragraph C.”

IN WITNESS WHEREOF, Globalink Investment Inc. has caused this Fourth Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of the date first set above.

Globalink Investment Inc.

By:	/s/ Say Leong Lim
Name:	Say Leong Lim
Title:	Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors